UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 3, 2011

Commission File Number: 1-13546

____________________________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)
____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated May 3, 2011 announcing that all the resolutions submitted at the Company’s Annual General Meeting held on May 3, 2011 were approved.

PR No. C2655C

STMicroelectronics Shareholders Approve all Resolutions at the 2011 Annual General Meeting

Amsterdam, May 3, 2011 - STMicroelectronics (NYSE: STM) has announced that all the proposed  resolutions were approved at the Company’s Annual General Meeting  (AGM) which was held in Amsterdam on May 3, 2011.

The main resolutions, proposed by the Supervisory Board, were:

•
The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer for a three-year term expiring at the 2014 Annual General Meeting;

•	The reappointment for a three-year term, expiring at the 2014 Annual General Meeting, for the following members of the Supervisory Board: Mr. Didier Lombard, Mr. Bruno Steve and Mr. Tom de Waard;

•
The appointment of Messrs. Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera as new members of the Supervisory Board for a three-year term, expiring at the 2014 Annual General Meeting, in replacement of Messrs. Gerald Arbola and Antonino Turicchi, whose mandates has expired at today’s Annual General Meeting, and of Mr. Didier Lamouche, who resigned in October 2010;

•	The approval of the Company’s 2010 accounts reported in accordance with International Financial Reporting Standards (IFRS); and

•
The distribution of a cash dividend of US$0.40 per share, to be paid in four equal quarterly installments in May, August and December 2011 and February 2012 to shareholders of record in the month of each quarterly payment.(1)

Following the Annual General Meeting, the Supervisory Board appointed Mr. Didier Lombard as the Chairman of the Supervisory Board and Mr. Bruno Steve as the Vice-chairman, respectively, for a 3-year term ending in 2014.

The complete agenda and all relevant detailed information concerning the 2011 STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, will be available on the Company’s web site (www.st.com) and made available to shareholders in compliance with legal requirements.

The draft minutes of the AGM will be posted on the Annual General Meeting page of the company website at:  www.st.com as of June 2011.

Additionally, STMicroelectronics’ 2010 accounts, reported in accordance with U.S. GAAP, were filed with the Securities and Exchange Commission on Form 20-F on March 7, 2011.

(1) The table below summarizes the full schedule for the four installments for the dividend:

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2011	23-May-11	25-May-11	26-May-11	31-May-11	20-May-11	26-May-11
Q3 2011	22-Aug-11	24-Aug-11	25-Aug-11	30-Aug-11	19-Aug-11	25-Aug-11
Q4 2011	28-Nov-11	30-Nov-11	1-Dec-11	6-Dec-11	25-Nov-11	1-Dec-11
Q1 2012	20-Feb-12 (17-Feb-12 in NY)*	22-Feb-12	23-Feb-12	28-Feb-12	17-Feb-12	23-Feb-12

*20 Feb 2012 is not a trading day on the New York Stock Exchange

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2010, the Company’s net revenues were $10.35 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 3, 2011	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Executive Officer